UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SPARK NETWORKS SE
(Name of Issuer)

American Depository Shares, each representing 0.1 no par value registered Ordinary Shares
(Title of Class of Securities)

846517100
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846517100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States
	5.	Sole Voting Power

Number of		107,615 ADS(1)
Shares	6.	Shared Voting Power
Beneficially
owned by		1,786,109 ADS
Each	7.	Sole Dispositive Power
Reporting
Person		107,615 ADS(1)
With:	8.	Shared Dispositive Power

1,786,109 ADS
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,893,724 ADS
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

7.3%
12.	Type of Reporting Person (See Instructions)

IN

(1) Reflects 102,615 ADS directly held by the reporting person and 5,000 ADS that may be acquired pursuant to stock options held by the reporting person.

CUSIP No. 846517100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		1,786,109 ADS
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		1,786,109 ADS
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,786,109 ADS
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

6.9%
12.	Type of Reporting Person (See Instructions)

CO, OO

CUSIP No. 846517100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		764,539 ADS
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		764,539 ADS
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

764,539 ADS
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

2.9%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 846517100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		277,363 ADS
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		277,363 ADS
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

277,363 ADS
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

1.1%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 846517100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		224,553 ADS
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		224,553 ADS
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

224,553 ADS
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

0.9%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 846517100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Diamond, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		519,654 ADS
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		519,654 ADS
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

519,654 ADS
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
11.	Percent of Class Represented by Amount in Row (9)

2.0%
12.	Type of Reporting Person (See Instructions)

PN

Item 1.

(a)	The name of the issuer is Spark Networks SE, a European stock corporation with its corporate seat in Germany (the "Issuer").

(b)	The principal executive offices of the Issuer are located at Kohlfurter Straße 41/43, Berlin 10999 Germany.

Item 2.

(a)

This statement (this "Statement") is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company ("Osmium Partners"), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the "Fund") and Osmium Capital II, LP, a Delaware limited partnership ("Fund II"), Osmium Spartan, LP, a Delaware limited partnership ("Fund III") and Osmium Diamond, LP, a Delaware limited partnership ("Fund IV") (all of the foregoing, collectively, the "Filers"). The Fund, Fund II, Fund III and Fund IV are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund, Fund II, Fund III and Fund IV directly own the American Depository Shares reported in this Statement (other than the 102,615 American Depository Shares and 5,000 options for American Depository Shares directly held by Mr. Lewis). Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II, Fund III and Fund IV (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The Principal Business Office of the Filers is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Ordinary Shares of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 846517100.

Item 3.

Not applicable.

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on the 26,010,365 Ordinary Shares of the Issuer outstanding as of July 1, 2019. Each ADS represents the right to receive one-tenth of an Ordinary Share of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP , Osmium Spartan, LP and Osmium Diamond, LP

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (Previously Filed)